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                               December 10, 2021

       Tom Croal
       Chief Financial Officer
       GEN Restaurant Group, Inc.
       11472 South Street
       Cerritos, CA 90703

                                                        Re: GEN Restaurant
Group, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed November 12,
2021
                                                            File No. 377-05692

       Dear Mr. Croal:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted November 12, 2021

       Trademarks, page iii

   1. You disclose that you own or have the rights to use various trademarks, service marks
                                                        and trade names,    and
state on page six that the loss of any registered trademark or other intellectual property
could enable other companies to compete more effectively with you.
                                                        Please disclose the
nature of your material intellectual property and, to the extent you rely on agreements that
provide you with the rights to use such trademarks, disclose the terms of such agreements..
See Item 101(c)(iii)(B) of Regulation S-K. Additionally, please consider whether any
agreements to the rights to use a trademark should be filed as an exhibit to the
registration statement.
 Tom Croal
FirstName LastNameTom    Croal
GEN Restaurant  Group, Inc.
Comapany10,
December  NameGEN
              2021 Restaurant Group, Inc.
December
Page 2    10, 2021 Page 2
FirstName LastName
Risks Related to Our Growth Strategy and Restaurant Expansion
Our sales and profit growth could be adversely af ected if comparable restaurant sales are less than we expect, page 20

2.       Please briefly describe the    initiatives to build sales    that
could affect your ability to
         increase comparable restaurant sales.
Risks Related to Our Relationships with Key Suppliers, page 22

3. In an appropriate place in your prospectus, please disclose the material terms of your agreements with the suppliers/vendors discussed in this risk factor, including the exclusivity agreements. Please also file the agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K. Alternatively, please tell us why you are not required to do so.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators
Restaurant-Level Operating Income and Restaurant-Level Operating Income Margin, page 72

4. We note from your disclosure that you present restaurant-level operating income on the face of your statement of operations. In addition, we note your reference to restaurant-
         level operating margin, restaurant-level EBITDA and restaurant-level EBITDA margin.
         Please tell us your consideration of presenting these measures as non-GAAP financial measures as defined in Item 10(e)(2) of Regulation S-K and providing the disclosures required in Item 10(e)(1)(i) of Regulation S-K.
Comparable Restaurant Sales Growth, page 73

5. We note that comparable restaurant sales growth in 2019 decreased 3.7%, presumably as compared to comparable restaurant sales growth in 2018. Given that investors do not have comparable data for 2020 to help them understand trends, please explain why comparable store sales growth decreased in 2019.
Large Community of Millennial and Gen Z Enthusiasts, page 84

6.       We note your statement that    we have attracted a passionate and
loyal group of Millennial
         and Gen Z enthusiasts who enjoy trying new cuisines of various ethnic
origins.    Please
         expand to disclose how you distinguish this group from your overall customer base and the method you have used to measure and/or determine this group's loyalty.
Combined Statement of Operations, page F-5

7. It appears that you are reporting a figure for income that does not include depreciation and amortization. Please tell us how you considered the guidance in SAB Topic 11:B.
 Tom Croal
FirstName LastNameTom    Croal
GEN Restaurant  Group, Inc.
Comapany10,
December  NameGEN
              2021 Restaurant Group, Inc.
December
Page 3    10, 2021 Page 3
FirstName LastName
General

8. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tatanisha Meadows at 202-551-3322 or Angela Lumley at 202-551-
3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Peter Wardle, Esq.